N E W S   R E L E A S E

TALISMAN SUBSIDIARY ACQUIRES

 NATURAL GAS PROPERTIES FOR US$250 MM

CALGARY, Alberta - January 29, 2003 - In a number of recent transactions, Talisman Energy Inc.’s wholly owned subsidiary, Fortuna Energy Inc., has acquired natural gas properties, production and facilities in Upper New York State for US$250 million.

“This is a step towards building a meaningful position for Fortuna in the United States,” said Dr. Jim Buckee, President and Chief Executive Officer of Talisman.  “We are excited by the prospectivity of the Trenton-Black River play and have identified a sizeable number of drilling locations in the area. Drilling success on this acreage could lead to double-digit production growth rates. With low operating costs, a premium to NYMEX prices and proximity to infrastructure, this is a very attractive, high netback area.

“We have already hedged gas prices on the majority of an equivalent volume of the acquired production for 18 months and will shortly increase this to cover total volumes.  Including these hedges, the acquisition is expected to be accretive to earnings and add about C$0.80 to Talisman’s cash flow per share this year.  With in excess of 4.8 million shares repurchased since October 31, 2002 and the addition of these producing assets, Talisman should comfortably beat its 2003 target of 5% production per share growth, post Sudan.”

In these transactions, Fortuna has acquired approximately 150,000 net acres of land (mostly 100% working interest), 115 bcf of proved gas reserves and 55 mmcf/d of production (reserves and production are before royalty interests).  After adjusting for the value of land, seismic and tax pools, the acquisition cost of these proved reserves is approximately US$1.40/mcf.

Including the Fairman acquisition announced in November 2002, Fortuna now has 400,000 net acres of land in the Watkins Glen area of New York State, with current production of approximately 65 mmcf/d.  Fortuna plans to spend US$45 million in 2003, drilling up to 10 wells, shooting seismic and adding to existing infrastructure.

Talisman Energy Inc. is a large independent oil and gas producer, with operations in Canada and, through its respective subsidiaries, the North Sea, Sudan, Indonesia, Malaysia, Vietnam, Algeria and the United States. The Company’s subsidiaries also conduct business in Trinidad, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman’s shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations & Corporate Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

This news release refers to cash flow per share which is a non-GAAP measure and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.  The Company has not included an estimate of net income per share due to the inherent difficulties of such estimates.

This news release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including plans for new production, drilling and exploration.  Forward looking statements also include, anticipated completion dates and results of exploration, development, maintenance and refurbishment projects, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as “expects”, “anticipates”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may” or “will” be taken, occur or be achieved).  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration, development maintenance or refurbishment projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Algeria or Colombia); fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors, which could affect the Company’s operations or financial results, are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

01/03